Filed by Envista Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

Envista Split-Off Equity Adjustment

November 15, 2019

Dear Envista employee,

You are receiving this email because you are a Danaher equity award holder.

As you probably saw, today, Danaher announced that it is launching a split-off exchange offer – a transaction that allows Danaher shareholders the choice to exchange their Danaher common stock for Envista common stock. Following the split-off, Danaher expects that it will no longer have an ownership interest in Envista. We are excited by what the future holds for Envista as it begins its journey as a standalone company.

As a result of the split-off and Danaher’s distribution of the remainder of its Envista shares, all your existing Danaher equity awards will convert to Envista equity awards. Immediately following the split-off, the value of your Envista equity awards will equal the value of the Danaher equity awards you held immediately before the split-off, subject to any minor rounding, as noted in the example on the following pages. The vesting schedules and term of your equity awards will remain unchanged.

Here’s how we will convert your unexercised stock options and unvested RSUs:

•

We will calculate a “conversion ratio” equal to the last closing price of Danaher’s common stock prior to the split-off, divided by the last closing price of Envista’s common stock prior to the split-off.

•	We will replace your outstanding Danaher RSUs with Envista RSUs equal to the number of outstanding Danaher RSUs to be replaced multiplied by the conversion ratio.

•

We will replace your outstanding Danaher stock options with Envista stock options equal to the number of outstanding Danaher stock options to be replaced multiplied by the conversion ratio. In addition, the exercise price of your replacement Envista stock options will be the exercise price of the applicable Danaher stock options being replaced divided by the conversion ratio.

We are partnering with Fidelity to implement this conversion. Please refer to the following page for a specific example of how we intend to apply the conversion ratio.

Please review the attachments on the following pages which include:

•	An illustration of the conversion approach;

•	Frequently Asked Questions; and

•	Country-specific information regarding the anticipated tax impact of the equity award adjustment.

After the completion of the split-off, we will send you a follow-up communication and share the actual conversion ratio used to convert your equity awards. Should you have any questions regarding your equity awards, please reach out to your compensation leader or senior HR leader.

Illustrative Example

The following example is intended to illustrate the conversion methodology and incorporates a number of assumptions. The closing stock prices of Danaher’s common stock and Envista’s common stock immediately prior to close will ultimately determine the conversion ratio. You may wish to consult with your personal tax advisor regarding implications of this change.

Please also note that we will round both stock options and RSUs so that there are no fractional shares remaining after the conversion as follows:

•	We will round RSU fractional shares up to the nearest whole share, with the exception of certain countries where we will round down to avoid triggering adverse tax treatment.

We will round stock option shares down to the nearest whole share and option exercise prices up to the nearest whole cent, to avoid triggering adverse tax treatment.

FAQs

Can I exercise vested options between now and the exchange offer settlement?

•

Subject to the special blackout period described in the following bullet, yes, you can continue to exercise your vested options as you normally would, unless you are subject to a blackout period and subject, as always, to Danaher and Envista policies.

•

There will be a blackout period beginning at the close-of-business on December 12, 2019 lasting through close-of-business December 27, 2019 during which time you will not be able to exercise Danaher or Envista stock options.

What is a blackout period?

•	A blackout period is a time when you are unable to exercise any options.

•	There will be a blackout period from close-of-business December 12, 2019 through close-of-business December 27, 2019.

•	Fidelity will use this blackout period to update its record-keeping to apply the conversion ratios and the conversion of your Danaher equity awards to Envista equity awards.

Will the vesting schedule or expiration schedule of my equity awards change?

•	No, the vesting schedule and expiration schedule of your equity awards will not change.

Will my vested, unexercised options convert?

•	Yes. All vested, unexercised optionswill convert. Thetermof these options will not change once they convert.

Who will be the record keeper of the Envista equity program?

•	Fidelity[1] will continue to serve asthe record keeper of the Envista equity program.

Do I have to do anythingnow?

•	Now is a good time to make sure you have accepted all of your existing Danaher awards. Login toyour Fidelity account to see if any actionis needed.

•	You do nothave to take any action related to the conversion outlined in this letter. Fidelity will automatically enact these changesat after the completion of the exchange offer.

When will we know the conversion ratio?

•	We will not know the exact conversion ratios until after the split-off exchange offer is complete.

Who determines the conversion ratio?

•	The Compensation Committee of Danaher’s Board of Directors determines and approves the conversion ratio.

Will my account number with Fidelity change?

•	For account holders in the US, there will be no change – you will retain your Fidelity account number.

•

For account holders outside the US, you will receive a new Participant Account number for your equity under the Envista plan. Fidelity will provide you additional details. You will be able to continue logging in under your current Participant Account to view historical transactions under the Danaher plan.

Will I have the same login IDs and passwords?

•	For account holders in the US, no, your login and password will be the same.

•	For account holders outside the US, yes, your login and password will change. Fidelity will provide you additional details.

Are there any tax consequences related to the conversion of my equity awards?

•

Information pertaining to country-specific tax consequences relating to the adjustment of equity awards upon separation is included on page 5. You may wish to consult with your personal tax and legal advisors regarding implications of this change.

[1]

Danaher Corporation, Envista Holdings Corporation and Fidelity Investments are not affiliated. Stock plan recordkeeping and administrative services are offered through Fidelity Stock Plan Services, LLC.Brokerage products and services are offered through Fidelity Brokerage Services LLC, Member NYSE, SIPC. See your Plan Documents for details regarding the terms and conditions of your plan.

Information on Country-Specific Tax Consequences

Relating to Conversion of Equity Awards

Upon Split-Off of Envista Holdings Corporation from Danaher Corporation

Employees of Envista Holdings Corporation

The following information has been prepared to provide you with a summary of the expected tax consequences relating to the anticipated conversion of outstanding Danaher Corporation (“Danaher”) equity awards held by associates of Envista Holdings Corporation (“Envista”) in connection with the anticipated split-off of Envista (the “Split-Off”). More specifically, any equity awards that Danaher originally granted to you and which originally were slated to be settled in shares of Danaher common stock (“Danaher Equity Awards”) will (as of the Split-Off) be converted into equity awards granted by Envista and will be settled in shares of Envista common stock (“Envista Equity Awards”). In general, the Envista Equity Awards will have the same terms and conditions as originally applied to the Danaher Equity Awards, and will have the same aggregate economic value of the Danaher Equity Awards immediately prior to the Split-Off. Please note that the information below applies only to outstanding Danaher Equity Awards and does not apply to any shares of Danaher common stock you own outright or any equity compensation awards that may be independently granted to you by Envista.

This information below is based on laws and regulations in effect as of November 1, 2019. Such laws are often complex and change frequently. In addition, this information is general in nature and does not discuss all of the various laws, rules and regulations that may apply. It may not apply to your particular tax or financial situation, and neither Danaher nor Envista is in a position to assure you of any particular tax result. Accordingly, you are advised to seek appropriate professional advice as to how the tax or other laws in your country of residence (and country of employment, if different) apply to your specific situation.

If you are employed in or a resident of Belgium, Brazil, Canada, China, Colombia, Hungary, Indonesia, Italy, South Korea, Mexico, Netherlands, Spain, Sweden, Switzerland or Thailand, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off should not be a taxable event.

If you are employed in or a resident of Finland, Germany, Japan, Poland, Russia or Singapore, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off is not expected to be taxable. However, definitive guidance in these countries is lacking on whether Split-Off-related adjustments to outstanding equity awards triggers taxation. On this basis, you should consult a tax professional regarding the tax implications of the Split-Off on your outstanding awards based upon your personal tax position.

If you are employed in or a resident of Canada or France, in connection with the conversion of Danaher restricted stock units (RSUs) into Envista RSUs as a result of the Split-Off, any RSUs you hold will be rounded down to the nearest whole share, to avoid potential adverse tax consequences.

If you are employed in or a resident of France, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off should not be a taxable event. However, any Danaher Equity Awards that were qualified for French tax purposes will be disqualified upon the conversion and your Envista Equity Awards will be treated as non-qualified awards after the Split-Off. You should consult a tax professional regarding the tax implications of non-qualified awards in France based upon your personal tax position.

If you are employed in or a resident of Australia, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off is not expected to be a taxable event because “rollover” relief should apply under Australian tax laws. However, for certainty regarding the application of “rollover” relief, you should consult a tax professional regarding the tax implications of the Split-Off on your outstanding awards based upon your personal tax position.

If you are employed in or a resident of India, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off may be subject to capital gains tax if the surrender of your outstanding Danaher Equity Awards is viewed as the disposal of a capital asset. You should consult a tax professional regarding the tax implications of the Split-Off on your outstanding Danaher Equity Awards based upon your personal tax position.

If you are employed in or a resident of the United Kingdom, the conversion of your Danaher Equity Awards into Envista Equity Awards as a result of the Split-Off should not be a taxable event. However, any Danaher Equity Awards that were approved for UK tax purposes (more specifically, any approved stock options that Danaher originally granted to you) will be disqualified upon the conversion and your Envista Equity Awards will be treated as unapproved awards after the Split-Off. You should consult a tax professional regarding the tax implications of unapproved awards in the United Kingdom based upon your personal tax position.

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FORWARD-LOOKING STATEMENTS

This communication contains certain statements about Danaher Corporation (“Danaher”) and Envista Holdings Corporation (“Envista”) that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Danaher’s and Envista’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Danaher and Envista of the exchange offer, the anticipated timing and benefits of the exchange offer, Danaher’s and Envista’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Danaher’s and Envista’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement on Form S-4 and Form S-1 filed by Envista (the “Registration Statement”), including a prospectus (the “Prospectus”) forming a part thereof, the tender offer statement on Schedule TO filed by Danaher (the “Schedule TO”) and other exchange offer documents filed by Envista or Danaher, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Danaher nor Envista undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher common stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the exchange offer. None of Danaher, Envista, or any of their respective directors or officers makes any recommendation as to whether investors should participate in the exchange offer.

Envista has filed with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher has filed with the SEC the Schedule TO, which contain important information about the exchange offer. Holders of Danaher common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov.

[1]

Danaher Corporation, Envista Holdings Corporation and Fidelity Investments are not affiliated. Stock plan recordkeeping and administrative services areoffered through Fidelity Stock Plan Services, LLC.Brokerage products and services are offered through Fidelity Brokerage Services LLC, Member NYSE, SIPC. See your Plan Documents for details regarding the terms and conditions of your plan.